

Mail Stop 3561

May 25, 2010

Via Facsimile and U.S. Mail

Mr. Frank J. Drechsler
Chief Executive Officer
San West, Inc.
10350 Mission Gorge Road
Santee, CA 92071

>   **Re: San West, Inc.**
>   **Form S-1**
>   **Filed April 28, 2010**
>   **File No. 333-166337**

Dear Mr. Drechsler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   Please revise to disclose the February 4, 2010 transaction with Gemini Master Fund, Ltd.

Risk Factors, page 4

2.   Please add a risk factor in which you disclose the risks of your transaction
        with Gemini Master Fund, Ltd.

Management, page 36

3.   Please revise this section to include Mr. Jesse Gonzales or please advise.

Principal Stockholders, page 43

4.   Please revise to include the beneficial ownership of Gemini Master Fund, Ltd.
        and Mr. Jesse Gonzales or please advise.

Selling Stockholder, page 43

5.   Please revise this section to provide information as of a more recent date than
        January 4, 2010.

Note N – Subsequent Events, page F-23

6.   Please revise to clarify that the post-effective amendment filed on January 8,
        2010 was withdrawn.

Signatures, page 65

7.   Please revise the second half of your signature page to include the signature of
        your principal accounting officer or comptroller. Please refer to Form S-1.

* * * * *

        As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: Norman T. Reynolds, Esq. *via facsimile* (713) 621-0230